FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                               For August 22, 2007




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                        17B Edificio Comercial Rodrigues
                          599 Avenida Da Praia Grande,
                                  Macao, China
                    (Address of principal executive offices)


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Deswell Industries, Inc. Acquires Remaining 24% Interest in Electronic and
                        Metallic Subsidiaries

    MACAO--(BUSINESS WIRE)--Aug. 22, 2007--Deswell Industries, Inc. (Nasdaq: DSWL) today announced that it has acquired an additional 24% interest in Integrated International Limited ("Integrated"), the holding company for Deswell's electronics and metallics subsidiaries, which together with the current 76% interest in Integrated, makes it now 100% owned by Deswell. The aggregate purchase price for the 24% interest consists of (a) 632,080 common shares of Deswell and (b) a cash payment of HK$3,234,180 (approximately US$413,578) to Messrs. S.K. Lee and M.C. Tam, minority shareholders of Integrated. The newly issued shares are subject to a lock-up period of fifteen months.

    Franki Tse, chief executive officer, commented, "This subsidiary has become integral to our growth as it has evolved into one of the preeminent assemblers of audio equipment the world over. We expect to more aggressively share resources and technical know-how between our plastics and electronics subsidiaries, realizing improved resource allocation and synergies going forward."

    Annual General Meeting

    The Company will hold its 2007 Annual General Meeting at 3:00 p.m. on October 9, 2007 at the Four Season's Hotel at 57 East 57th Street, New York.

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    Forward-Looking Statements

    Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

    For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

    All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

    CONTACT: Institutional Marketing Services (IMS)
             John G. Nesbett / Jennifer Belodeau, 203-972-9200 jnesbett@institutionalms.com

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               For and on behalf of
                               Deswell Industries, Inc. by

                               /s/ Franki Tse
                               ----------------
                               Franki Tse
                               Chief Executive Officer

Date: August 22, 2007